FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  August, 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                     BG Group plc

                 Notification of Director's Interests in Shares

Mr William Friedrich

The Company has received notification from Mr William Friedrich, Deputy Chief Executive and General Counsel, that on 4 August 2005 he exercised an option under the BG Group Company Share Option Scheme over 11,173 ordinary shares of 10p each, at a price of GBP2.685 per share. Subsequently 6,179 shares, arising from this exercise, were sold at a price of GBP4.8725 per share.

As a result, Mr Friedrich's beneficial interests in the ordinary share capital of BG Group plc are 322,588 shares, representing 0.009% of the shares in issue.


5 August 2005
Website www.bg-group.com

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 05 august, 2005                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary